VIA EDGAR

January 27, 2023
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Medallion Financial Corp.
Request for Withdrawal of Registration Statement on Form S-3
File No. 333-234119

Ladies and Gentlemen:
Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Medallion Financial Corp.  (the “Company”) hereby respectfully requests that the Company’s Registration Statement on Form S-3 (File No. 333-234119), together with all exhibits thereto (the “Registration Statement”), initially filed with the Securities and Exchange Commission (the “Commission”) on October 7, 2019, be withdrawn, effective as of the date hereof.
The Company is withdrawing the Registration Statement because it has determined not to proceed at this time with the proposed offering and sale of the securities proposed to be covered by the Registration Statement, as the notes contemplated by the Registration Statement matured in 2021. The Registration Statement has not been declared effective by the Commission, and no securities have been sold thereunder.  Accordingly, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.
The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for future use by the Company.
If you require any additional information, please contact Jeffrey Hochman of Willkie Farr & Gallagher LLP at (212) 728-8000.
Very truly yours,

MEDALLION FINANCIAL CORP.

By:	/s/ Anthony N. Cutrone
Name: Anthony N. Cutrone
Title: Chief Financial Officer